SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. 1)*

Charter Communications, Inc.
(Name of Issuer)

Class A Common Stock, par value $.001 per share
(Title of Class of Securities)

16117M10-7
(CUSIP Number)

June 6, 2003
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

 ☒ Rule 13d-1(c)

 ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16117M10-7	13G

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Corporation (formerly named AT&T Comcast Corporation) 27-0000798
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
6.	SHARED VOTING POWER -0-
7.	SOLE DISPOSITIVE POWER -0-
8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 16117M10-7	13G

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Cable Communications Holdings, Inc. (formerly named AT&T Broadband Corp.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
6.	SHARED VOTING POWER -0-
7.	SOLE DISPOSITIVE POWER -0-
8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 16117M10-7	13G

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Cable Holdings, LLC (formerly named AT&T Broadband, LLC)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
6.	SHARED VOTING POWER -0-
7.	SOLE DISPOSITIVE POWER -0-
8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON CO

Item 1(a).   Name of Issuer:

Charter Communications, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

12405 Powerscourt Drive, St. Louis, Missouri 63131

Item 2(a).  Names of Persons Filing:

This statement is filed on behalf of the persons identified below (the “Reporting Persons”).

Comcast Corporation

Comcast Cable Communications Holdings, Inc.

Comcast Cable Holdings, LLC

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is 1500 Market Street, Philadelphia, PA 19102-2148 c/o Comcast Corporation.

Item 2(c).  Citizenship:

Comcast Corporation – Pennsylvania

Comcast Cable Communications Holdings, Inc. – Delaware

Comcast Cable Holdings, LLC – Delaware

Item 2(d).  Title of Class of Securities:

Class A Common Stock, par value $.001 per share (“Class A Common Stock”)

Item 2(e).  CUSIP Number:

16117M10-7

Item 3.   If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)      ☐    Broker or dealer registered under Section 15 of the Exchange Act;

(b)     ☐    Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)     ☐     Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)     ☐    Investment company registered under Section 8 of the Investment Company Act;

(e)     ☐     An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)     ☐    An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)     ☐     A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)     ☐     A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)     ☐     A church plan that is excluded from the definition of an investment company under Section 3(c)(14)
                 of the Investment Company Act;

(j)     ☐     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

(a)	Amount beneficially owned: 0

This is an exit filing with respect to each Reporting Persons listed in Item 2(a). As of June 6, 2003, the Reporting Persons no longer beneficially own any shares of Class A Common Stock.

(b)	Percent of class: 0%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☒

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.   Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported
                on by the Parent Holding Company.

Comcast Cable Communications Holdings, Inc. is a direct, wholly owned subsidiary of Comcast Corporation.

Comcast Cable Holdings, LLC is a direct, wholly owned subsidiary of Comcast Cable Communications Holding, Inc.

Prior to June 6, 2003, TCID of Michigan, Inc., an indirect, wholly owned subsidiary of Comcast Cable Holdings, LLC, beneficially owned 15,154,073 shares of Class A Common Stock (through ownership of limited liability company interests in CC VIII, LLC, a limited liability company controlled by the Issuer, that were exchangeable into such shares of Class A Common Stock). On June 6, 2003, TCID of Michigan, Inc. transferred all of such limited liability company interests to Paul G. Allen.

Prior to June 6, 2003, TCI Bresnan LLC, an indirect, wholly owned subsidiary of Comcast Cable Holdings, LLC, beneficially owned 9,119,870 shares of Class A Common Stock (through ownership of limited liability company interests in CC VIII, LLC, a limited liability company controlled by the Issuer, that were exchangeable into such shares of Class A Common Stock). On June 6, 2003, TCI Bresnan LLC transferred all of such limited liability company interests to Paul G. Allen.

Item 8.   Identification and Classification of Members of the Group.

Not applicable

Item 9.   Notice of Dissolution of Group.

Not applicable

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2003 COMCAST CORPORATION
By:	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

COMCAST CABLE COMMUNICATIONS HOLDINGS, INC.
By:	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

COMCAST CABLE HOLDINGS, LLC
By:	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President